UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')

2020 Performance Share Plan Top-Up Award

On 6 May 2020, following the Company's Annual General Meeting and shareholder approval of the 2020 Remuneration Policy, the Remuneration Committee granted a "top-up" conditional share award to the Chief Executive Officer (CEO) under the GlaxoSmithKline 2017 Performance Share Plan (the 'Plan').

This award was made to deliver in aggregate for 2020 an award level of 575% of salary to the CEO in accordance with the terms of the 2020 Remuneration Policy and as disclosed in the 2020 implementation section of the Remuneration Report in the Company's 2019 Annual Report.

The top-up award, equivalent to 25% of the CEO's base salary, increases her award level from 550% of her base salary (awarded on 14 February 2020) to 575% of her base salary.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares and the percentage of awards that ultimately vests is dependent on the level of achievement by management against the performance targets set by the Remuneration Committee.

The price used to determine the number of Ordinary Shares in the top-up award was £16.814, being the price used to determine the number of Ordinary Shares awarded on 14 February 2020 and which is higher than the closing price of £16.68 on the day preceding the top-up award. The Remuneration Committee considered it appropriate that the CEO should not benefit from the slightly lower share price (which would have increased the number of Ordinary Shares awarded under the top-up award).

Confirmation of 2020 Performance Measures

Following approval of the 2020 Remuneration Policy by shareholders, the 2020 performance measures announced on 19 February 2020 are now confirmed. These measures apply to the original award, made on 14 February 2020, and this top-up award and the performance period for the awards is the same three financial years from 1 January 2020 to 31 December 2022.

The awards are based on four measures:

Performance Measure	Proportion of each award
Relative Total Shareholder Return (TSR)	30%
Adjusted Free Cash Flow (AFCF)	30%
Innovation Sales (name changed from R&D New Products)	20%
Pipeline Progress	20%

Relative TSR measure

This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of ten (10) companies including the Company). This TSR comparator group remains unchanged. The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

In a group of 10 companies, the median (position 5.5) falls between two companies. The vesting schedule for the 2020 awards is as follows:

Ranking position	Vesting Schedule
1st, 2nd or 3rd	100%
4th	70%
5th	40%
Median (Threshold vesting)	25%
6th or below	0%

Adjusted Free Cash Flow (AFCF) measure

The use of cash flow as a performance measure is intended to recognise the importance of effective working capital management and of generating cash to fund the Group's operations, investments, and ordinary dividends to shareholders.

Free cash flow represents the operating profit of the business adjusted for non-cash items after deducting the cost or benefit of working capital, capital expenditure, contingent consideration payments, net interest, dividends paid to non-controlling interests and taxation.

The adjustments to free cash flow, used to set the AFCF target for the purpose of this performance measure, include foreign exchange, legal, special pension contributions, and the impact of divestments and acquisitions.  The measure post-adjustment is the "adjusted free cash flow" target.

This element of the 2020 award will vest as follows:

Performance Level	Adjusted Free Cash Flow target	Proportion Vesting
Below threshold	< £9.99bn	0%
Threshold	£9.99bn	25%
	£10.30bn	50%
	£11.33bn	75%
Maximum	£11.84bn	100%

The proportions vesting between the above vesting levels will be calculated on a straight-line basis.

Innovation Sales measure

Due to commercial sensitivity, the Remuneration Committee remains of the view that the Innovation Sales measure product target cannot be published at the time of grant. However, the target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

Pipeline Progress measure

The new Pipeline Progress measure is being introduced to increase our emphasis on Innovation and to reward acceleration and strengthening of the pipeline. The measure is based on two equally weighted elements of our key assets or indications:

Proportion of LTI award	Pipeline Progress - Sub-measure
10%	Pivotal trial starts, which will focus mainly on phase III registrational trial starts, but may also include phase II starts (for example, in oncology)
10%	Major regulatory approval milestones

Points will be allocated to the successful assets in each sub-measure based upon their forecast commercial value (peak year sales) at the end of the performance period.

These sub-measures of the 2020 award will vest as follows:

Pivotal Trial Starts
Performance Level	Points	Payout
Below Threshold	<13	Nil
Threshold	13	25%
	14	50%
	15	75%
Maximum	18	100%

Major Regulatory Approvals
Performance Level	Points	Payout
Below Threshold	<18	Nil
Threshold	18	25%
	19	50%
	20	75%
Maximum	22	100%

Where relevant, achievements between the above performance levels will be rewarded on a straight-line basis. At the end of the performance period the Company will provide full disclosure of what has been achieved, in terms of both milestones and aggregate points, along with a narrative commentary on performance.

Notes

1.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

2.   Dividends will accrue on the conditional award of Ordinary Shares during the performance period but will only vest to the extent that the award itself vests at the end of the performance period. These dividends are not included in the figures below.

3.   The award is subject to an additional vesting period of two years (the 'Holding Period') from the normal vesting date, i.e. five years in total. During the additional Holding Period, the relevant Ordinary Shares would only be forfeited in the event that the CEO was terminated for cause, and the Ordinary Shares will continue to carry rights to dividend equivalents.

Transaction notification
1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.814	17,830

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2020-05-06
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 11, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc